Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$36	$72	$(77)	$(1,343)	$(992)
Plus: Fixed charges	576	510	408	464	556

Earnings available to cover fixed charges	$612	$582	$331	$(879)	$(436)

Fixed charges (a):
Interest, including amortization of deferred financing costs	$506	$445	$343	$402	$497
Interest portion of rental payment	70	65	65	62	59

Total fixed charges	$576	$510	$408	$464	$556

Ratio of earnings to fixed charges (b)	1.06x	1.14x	—	—	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Does not include early extinguishment of debt expense of $52 million in 2010. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Related to debt under vehicle programs	$279	$215	$186	$266	$356
All other	227	230	157	136	141

	$506	$445	$343	$402	$497

(b)	Earnings were not sufficient to cover fixed charges in 2009, 2008 and 2007 by $77 million, $1,343 million and $992 million, respectively.

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